UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of July, 2025 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Santander UK Group Holdings plc Quarterly Management Statement for the six months ended 30 June 2025

Mike Regnier, Chief Executive Officer, commented: 1 Santander UK Group Holdings plc Quarterly Management Statement Q2-25 “In the first six months of 2025 we continued to build momentum in our strategy to become the best bank for customers in the UK by investing in technology and service, and improving our processes and efficiency. Banco Santander’s recent agreement to acquire 100% of TSB from Sabadell1 accelerates our transformation, allowing us to enhance our customer proposition and invest more in innovative products and our digital offering. This is an excellent deal for customers, combining two strong and complementary banks. The transaction remains subject to regulatory and other approvals. Our H1-25 results demonstrate that business performance continues to improve, with an increase in net interest income and a reduction in operating expenses. However, profit before tax reduced to £764m due to higher transformation related charges as we invest in our future to become simpler, more agile, and better able to innovate to meet the challenges and expectations of our customers. I would like to thank outgoing Santander UK Chair, William Vereker, for his invaluable leadership over the past five years, and warmly welcome our new Chair, Sir Tom Scholar. I look forward to working with him as we build on our current momentum, and begin to plan the integration of TSB into the wider business, subject to regulatory and other approvals.” H1-25 financial and business highlights Focus on providing our customers with products and services that meet their needs; continued support for our communities • Continued to focus on customer service. Retail NPS2 continued to improve, with our ranking improving to 4th. • Enhanced functionality across our fast-growing digital channels as customers continue to choose digital over traditional channels. • Announced a new five-year charity partnership with The King’s Trust, aimed at helping young people facing disadvantage and adversity. H1-25 profit before tax reduced by £40m to £764m (H1-24: £804m), driven by higher transformation related charges • Banking NIM3 of 2.26% was up 18bps (H1-24: 2.08%). Q2-25 Banking NIM3 of 2.22% was down 8bps QoQ (Q1-25: 2.30%) as expected, driven by higher early redemptions in Q1-25 ahead of changes in Stamp Duty Land Tax and current market conditions. • Net interest income increased 5%, driven by lower cost of deposits and supported by our structural hedge. • Operating expenses were down 2% due to simplification and automation, including headcount reduction, driven by our transformation. • CIR3 of 53% improved 3pp, with higher income and lower costs. • Credit impairment charges were up £45m, trending to pre-pandemic levels, as previously guided. Cost of risk3 of 6bps (Dec-24: 3bps). • Provisions for other liabilities and charges were up 74%, driven by higher transformation related charges. • RoTE3 of 11.5% (2024: 8.8%), increased mainly due to the non-repeat of the Q3-24 provision relating to historical motor finance commission payments in H1-25. Customer loans and deposits were broadly stable; LDR of 109% (Dec-24: 109%) • Mortgage loans were flat at £167.2bn (Dec-24: £167.2bn); higher gross mortgage lending in H1-25 of £10.6bn (H1-24: £7.4bn). • Customer deposits increased slightly by £0.8bn in H1-25 to £184.2bn (Dec-24: £183.4bn) driven by an increase in CCB. • Asset quality remains good. Stage 3 ratio3 of 1.33% was down 7bps from Dec-24; arrears remain low. Strong liquidity and funding, with our capital position maintaining significant buffers to regulatory requirements • CET1 capital ratio broadly stable at 14.9% (Dec-24: 14.8%); UK leverage ratio of 4.9% (Dec-24: 4.9%). • Equivalent of £6.6bn in medium-term funding issued in H1-25; we expect to issue £9.0-11.5bn in total for the year. • LCR of 162% (Dec-24: 156%) increased largely due to higher funding issuances ahead of £4.7bn TFSME repayment due in Oct-25. Outlook • We continue to anticipate a gradual return to net lending growth in 2025, with a good mortgage pipeline heading into H2-25. • Our structural hedge position and recent pricing decisions keep us well positioned for further Bank Rate reductions. Banking NIM is expected to stabilise over H2-25. • We expect our cost of risk to continue to trend up towards pre-pandemic levels, following a period of credit impairment write-backs in 2024 which are not expected to be repeated. • Transformation through simplification and automation of our business is expected to continue to drive cost efficiencies over 2025. • We continue to monitor risks from geopolitical events and the potential impact on our customers. Notes: 1. See Appendix 7 for more on Banco Santander’s agreement to acquire TSB. 2. See Appendix 9 for more on NPS. 3. See Appendix 1 for details.

Income statement summary

Summarised consolidated income statement	H1-25	H1-24	Change
	£m	£m	%
Net interest income	2,215	2,105	5
Non-interest income[1]	172	196	(12)
Total operating income	**2,387**	**2,301**	**4**
Operating expenses[2]	(1,269)	(1,294)	(2)
Credit impairment (charges) / write-backs	(105)	(60)	75
Provisions for other liabilities and charges	(249)	(143)	74
Profit before tax	**764**	**804**	**(5)**
Tax on profit	(196)	(207)	(5)
Profit after tax	**568**	**597**	**(5)**
Banking NIM[3]	2.26%	2.08%	18bps
CIR[3]	53%	56%	-3pp

H1-25 profit before tax down 5% vs H1-24

- Net interest income increased 5%, driven by lower cost of deposits and supported by our structural hedge.
- Non-interest income was down 12%, mainly due to the timing of unrealised losses arising from hedging ineffectiveness.
- Operating expenses were down 2%, due to simplification and automation, including 12-month headcount reduction of over 2,000, driven by our transformation.
- Credit impairment charges were up £45m, trending to pre-pandemic levels after a period of write-backs, as previously guided.
- Provisions for other liabilities and charges were up 74%, driven by higher transformation related charges, including £42m in charges relating to changes to our branch network[4] in Q1-25 and other restructuring charges.

Historical motor finance commission payments

As set out in Note 27 to the Consolidated Financial Statements in the 2024 Santander UK Annual Report, the Santander UK group recognised a provision of £295m in its financial results in 2024 in relation to historical motor finance commission payments. This provision includes estimates for operational and legal costs and potential awards, based on various scenarios using a range of assumptions, including the outcomes of the appeals to the Supreme Court, and continues to reflect the Santander UK group's best estimate of possible economic outflow.

The Supreme Court is due to hand down its judgment on 1 August 2025 in relation to the appeals of the Wrench, Johnson and Hopcraft decision by the Court of Appeal, which it heard in early April 2025. The FCA has stated that the decision will inform its next steps in relation to its investigation into discretionary commission arrangements and it will confirm within six weeks of the Supreme Court decision whether it proposes to introduce a redress scheme.

There continue to be uncertainties as to the extent of any misconduct, if any, as well as the approach, extent and timing of any action or redress the FCA may require lenders and/or dealers to take or make, given the range of potential outcomes from the Supreme Court judgment. Santander UK will consider the outcome of the Supreme Court judgment and any subsequent steps the FCA proposes to take once known, which could lead to a change in the value of the provision. As such, the ultimate financial impact could be materially higher or lower than the amount provided and it is not practicable to quantify the extent of any remaining contingent liability.

Payment Protection Insurance claim

As set out in Note 30 to the Consolidated Financial Statements in the 2024 Santander UK Annual Report, AXA France brought a claim against various Santander Entities in relation to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed pre-2005. Trial for this claim was held over five weeks beginning on 11 March 2025. On 25 July 2025, the Commercial Court of England and Wales handed down its judgment in relation to this claim. The judgment had no material impact on Santander UK's H1-25 consolidated financial results or Jun-25 capital ratios. See Appendix 8 for more details.

Notes:

1. *Comprises 'Net fee and commission income' and 'Other operating income'.*
2. *Operating expenses before credit impairment (charges) / write-backs, provisions for other liabilities and charges.*
3. *See Appendix 1 for details.*
4. *See Q1-25 Quarterly Management Statement furnished on Form 6-K with the U.S. Securities and Exchange Commission (SEC) on 30 April 2025 for more on changes to our branch network.*

Quarterly Management Statement Q2-25 2 Santander UK Group Holdings plc

Balance sheet summary[1]

Customer loans, customer deposits and wholesale funding	30 June 2025	31 December 2024
	£bn	£bn
Customer loans	198.1	197.9
Customer deposits	184.2	183.4
Total wholesale funding	59.2	56.1

Customer loans	30 June 2025	31 December 2024
	£bn	£bn
Retail & Business Banking	173.7	173.8
– Mortgages	167.2	167.2
– Credit Cards	3.0	2.8
– Unsecured Personal Loans	2.1	2.1
– Overdrafts	0.4	0.5
– Business Banking	1.0	1.2
Consumer Finance	4.8	4.8
Corporate & Commercial Banking	18.3	18.0
Corporate Centre	1.3	1.3
Total	**198.1**	**197.9**

Prudent approach to risk evident across our customer loan portfolio

- **Mortgages**: higher gross mortgage lending in H1-25 of £10.6bn (H1-24: £7.4bn).
- **Credit Cards**: 55% (Dec-24: 56%) of customers repay their full balance each month.
- **Unsecured Personal Loans**: average customer balance of £6k (Dec-24: £6k).
- **Overdrafts**: relatively small balance of £0.4bn (Dec-24: £0.5bn).
- **Business Banking**: includes £0.9bn (Dec-24: £1.1bn) of BBLS with 100% Government guarantee.
- **Consumer Finance**: 96% (Dec-24: 95%) of lending is collateralised on the vehicle.
- **CCB**: customers remain largely resilient with overall improvement in asset quality.

Customer deposits	30 June 2025	31 December 2024
	£bn	£bn
Retail & Business Banking	151.1	151.8
– Current Accounts	60.1	62.3
– Savings	77.0	74.8
– Business Banking	8.9	9.5
– Other Retail Products	5.1	5.2
Corporate & Commercial Banking	22.7	22.1
Corporate Centre	10.4	9.5
Total	**184.2**	**183.4**

Customer deposits increased by £0.8bn in H1-25, driven by an increase in CCB

- Savings increased following a successful ISA season and customer migration from Current Accounts.
- Cost of deposits continued to fall from last year's peak.

Notes:

1. *See Appendix 6 for detailed balance sheet.*

Quarterly Management Statement Q2-25 3 Santander UK Group Holdings plc

Credit quality

Customer loan quality	30 June 2025			31 December 2024		
	Stage 1[1]	Stage 2[1]	Stage 3[1]	Stage 1[1]	Stage 2[1]	Stage 3[1]
	%	%	%	%	%	%
Retail & Business Banking	89.4	9.6	1.08	88.6	10.2	1.16
– Mortgages	89.6	9.4	1.00	88.8	10.1	1.07
– Credit Cards	84.2	14.0	2.80	81.9	16.4	2.75
– Unsecured Personal Loans	89.6	9.2	1.24	90.5	8.3	1.20
– Overdrafts	50.9	43.3	6.92	53.9	39.5	7.40
– Business Banking	85.0	9.3	5.71	86.0	7.0	7.10
Consumer Finance	91.8	7.2	1.04	92.2	7.0	0.77
Corporate & Commercial Banking	86.7	9.6	3.93	84.8	11.6	3.96
Corporate Centre	99.7	0.2	0.15	99.6	0.1	0.22
Total	**89.3**	**9.4**	**1.33**	**88.4**	**10.2**	**1.40**

Arrears over 90 days past due	30 June 2025	31 December 2024
	%	%
Mortgages	0.74	0.80
Credit Cards	0.58	0.56
Unsecured Personal Loans	0.90	0.88
Overdrafts	3.00	3.05
Business Banking	3.77	3.89
Consumer Finance	0.46	0.53
Corporate & Commercial Banking	1.21	1.04

Loans in Stage 2 and Stage 3 improved, highlighting underlying asset quality

- Mortgage loans in Stage 2 and 3 decreased, slightly offset by increases in Consumer Finance and unsecured retail lending.
- CCB loans in Stage 2 and 3 decreased, driven by overall improvement in asset quality.

ECL provision

- ECL provision increased by £10m to £880m (Dec-24: £870m), driven by a wholesale exposure in Consumer Finance.
- 6-month gross write-off utilisation of £101m largely driven by unsecured retail lending (H1-24: £98m; 2024: £230m).

ECL - 100% weight to each scenario	Upside	Base case	Downside 1	Downside 2	Weighted
	£m	£m	£m	£m	£m
Retail & Business Banking	384	407	497	692	449
Consumer Finance	74	75	76	77	75
Corporate & Commercial Banking	339	345	369	398	355
Corporate Centre	1	1	1	1	1
Total	**798**	**828**	**943**	**1,168**	**880**
Scenario weights	15%	50%	25%	10%	100%

Notes:

1. *See Appendix 1 for details.*

Quarterly Management Statement Q2-25 4 Santander UK Group Holdings plc

Economic scenarios

Economic scenarios were updated for Q2-25 to reflect the latest market data, including expectations for inflation and Bank Rate

- Base Case has been updated to reflect stronger growth in Q1-25. Despite inflation remaining elevated in the near term, we continue to forecast two further Bank Rate cuts in H2-25. We anticipate a modest rise in unemployment as firms adjust to the higher cost of employment.
- Upside scenario incorporates a quicker economic recovery.
- The downside scenarios capture a range of risks, including further escalation of geopolitical events, continuing weaker investment (reflecting the unstable environment and higher cost of employment), a continuing and significant mismatch between job vacancies and skills (as well as a smaller labour force) and a return to upside inflation surprises causing interest rates to remain at higher levels for longer.

Economic scenarios[1]		Upside	Base case	Downside 1	Downside 2	Weighted
		%	%	%	%	%
GDP	2024 (actual)	1.1	1.1	1.1	1.1	1.1
(Calendar year annual growth rate)	2025	1.4	1.0	0.6	(0.3)	0.8
	2026	1.7	1.0	(0.4)	(3.5)	0.3
	2027	2.4	1.4	0.3	—	1.1
	2028	2.6	1.4	0.4	1.2	1.3
	2029	2.7	1.5	0.5	2.5	1.5
	Start to trough[2]	n/a	n/a	(0.7)	(5.0)	(0.1)
Bank Rate	2024 (actual)	4.75	4.75	4.75	4.75	4.75
(at 31-Dec for each period)	2025	3.75	3.75	4.50	3.25	3.89
	2026	3.00	3.50	3.50	1.75	3.25
	2027	3.00	3.25	3.25	2.00	3.09
	2028	3.00	3.25	3.25	2.50	3.14
	2029	3.00	3.25	3.25	3.00	3.19
	5-year peak	4.25	4.25	4.50	4.25	4.25
HPI	2024 (actual)	4.0	4.0	4.0	4.0	4.0
(Q4 annual growth rate)	2025	3.8	3.0	(3.1)	(5.9)	0.7
	2026	4.6	3.0	(4.9)	(12.4)	(0.1)
	2027	4.6	3.0	(0.3)	(12.0)	1.3
	2028	4.6	3.0	3.3	5.3	3.5
	2029	4.5	3.0	3.6	7.0	3.7
	Start to trough[2]	n/a	n/a	(9.5)	(28.0)	n/a
Unemployment	2024 (actual)	4.4	4.4	4.4	4.4	4.4
(at 31-Dec for each period)	2025	4.6	4.7	5.0	5.8	4.9
	2026	4.5	4.9	5.6	7.7	5.3
	2027	4.0	4.7	5.8	8.3	5.2
	2028	4.0	4.4	5.8	7.5	5.0
	2029	4.0	4.3	5.9	6.7	4.9
	5-year peak	4.6	4.9	5.9	8.5	5.4
CRE price growth	2024 (actual)	0.4	0.4	0.4	0.4	0.4
(Q4 annual growth rate)	2025	4.4	2.1	(3.6)	(9.7)	(0.2)
	2026	6.2	1.9	(1.9)	(15.2)	0.1
	2027	5.0	2.5	(1.1)	2.6	2.1
	2028	2.6	2.2	1.2	4.7	2.3
	2029	2.5	1.9	1.4	4.4	2.1
	Start to trough[2]	n/a	n/a	(6.9)	(24.5)	(0.6)
Scenario weights		15%	50%	25%	10%	100%

Notes:

1. *Our Q2-25 forecast used for ECL calculation.*
2. *GDP, HPI and CRE start is taken from the level at Q1-25.*

Quarterly Management Statement Q2-25 5 Santander UK Group Holdings plc

Capital, liquidity and funding

Key metrics	30 June 2025		31 December 2024	
	£bn	%	£bn	%
Capital				
CET1 capital	10.0	14.9	9.9	14.8
Total qualifying regulatory capital	13.9	20.7	13.9	20.9
T1 Capital / UK leverage	12.0	4.9	11.8	4.9
RWA	67.1		66.6	
Liquidity				
Liquid Assets / LCR	52.3	162	47.8	156
Funding				
Loan to deposit ratio		109		109
Wholesale funding[1]	59.2		56.1	
of which with a residual maturity of less than one year	21.2		19.7	

Capital ratios well above regulatory requirements

- CET1 capital ratio was broadly stable at 14.9%. Ongoing organic capital generation partially offset by dividends accrued in the period. Dividends remain subject to Board confirmation and regulatory notification.
- UK leverage exposure increased to £245.5bn (Dec-24: £242.4bn) due to liquidity management activities.

Strong liquidity position

- Strong LCR of 162% (Dec-24: 156%), increased largely due to higher funding issuances ahead of £4.7bn TFSME repayment due in Oct-25.
- LCR eligible liquid assets surplus of £19.8bn to regulatory requirements.
- NSFR of 136% (Dec-24: 136%).
- LCR eligible liquidity pool of £52.3bn (Dec-24: £47.8bn), includes £36.2bn cash and central bank reserves (Dec-24: £32.2bn).

Diversified funding across well-established issuance programmes

- LDR of 109% (Dec-24: 109%), following disciplined pricing actions, with mortgage lending and customer deposits broadly stable.
- Issued £6.6bn Sterling equivalent medium-term funding in H1-25, including Covered Bond, RMBS and Senior Unsecured issuances[2].
- Repaid £2.4bn in TFSME in H1-25, with an outstanding balance of £8.6bn at Jun-25. Additional £4.7bn is due for repayment by Oct-25.
- We expect to issue £9.0-11.5bn of medium-term funding in 2025, including the £6.6bn equivalent issued in H1-25.

Structural hedge evolution

- Santander UK plc's structural hedge position decreased to £105bn at Jun-25 (Dec-24: £110bn), with a duration of 2.4 years (Dec-24: 2.4 years).
- We are well positioned for further Bank Rate reductions.

Notes:

1. *See Appendix 1 for details.*
2. *See Appendix 5 for more on our 2025 funding plan.*

Quarterly Management Statement Q2-25 6 Santander UK Group Holdings plc

Summary segmental information 7 Santander UK Group Holdings plc Quarterly Management Statement Q2-25 Customer loans 30 June 2025 £bn 31 December 2024 £bn Retail & Business Banking 173.7 173.8 Consumer Finance 4.8 4.8 Corporate & Commercial Banking 18.3 18.0 Corporate Centre 1.3 1.3 Total 198.1 197.9 Customer deposits 30 June 2025 £bn 31 December 2024 £bn Retail & Business Banking 151.1 151.8 Consumer Finance — — Corporate & Commercial Banking 22.7 22.1 Corporate Centre 10.4 9.5 Total 184.2 183.4 RWA 30 June 2025 £bn 31 December 2024 £bn Retail & Business Banking 42.9 42.0 Consumer Finance 7.7 7.2 Corporate & Commercial Banking 11.8 13.0 Corporate Centre 4.7 4.4 Total 67.1 66.6 Profit / (loss) before tax H1-25 £m H1-24 £m Retail & Business Banking 566 601 Consumer Finance 55 57 Corporate & Commercial Banking 146 224 Corporate Centre (3) (78) Total 764 804 Retail & Business Banking • Customer loans and deposits were broadly stable. • Profit before tax was down, driven by higher transformation related charges, including charges relating to changes in our branch network. Consumer Finance • Customer loans were stable, and we continue to focus on value and capital generation. • Profit before tax was broadly stable. Corporate & Commercial Banking • Continued focus on high-value and international business, with over 200 new clients onboarded in H1-25. • Profit before tax was down, largely due to higher transformation related charges. Corporate Centre • Loss before tax was down, mainly due to internal transfer pricing gains reflecting current market conditions.

Appendix 1 - Calculations 8 Santander UK Group Holdings plc Quarterly Management Statement Q2-25 • Banking NIM: Annualised net interest income divided by average customer loans for the period (H1-25: £197,785m; Q2-25: £197,922m; H1-24: £203,826m). • Cost of risk: Sum of credit impairment (charges) or write-backs for the last 12-month period as a percentage of average customer loans for the last 12 months (H1-25: £199,012m; 2024: £201,968m). • CIR: Total operating expenses before credit impairment (charges) or write-backs, provisions and charges as a percentage of the total of net interest income and non-interest income. • Non-interest income: Net fee and commission income plus other operating income. • Stage 1 ratio: Sum of Stage 1 drawn assets divided by the sum of total drawn assets. • Stage 2 ratio: Sum of Stage 2 drawn assets divided by the sum of total drawn assets. • Stage 3 ratio: Sum of Stage 3 drawn and undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets. • RoTE: Profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less average AT1 securities and average goodwill and other intangible assets. • Wholesale funding: Deposits by customers reported in Corporate Centre, debt securities in issue, subordinated debt, AT1 issuance and Central Bank facilities, TFSME and indexed-long term repos used for funding. Movement in Banking NIM Movement in Banking NIM (Annual) % H1-24 Banking NIM 2.08 Loan margins (0.08) Structural deposit margins 0.26 Fixed and variable deposit margins 0.02 Funding, liquidity & other (0.02) H1-25 Banking NIM 2.26 Movement in Banking NIM (Quarterly) % Q1-25 Banking NIM 2.30 Loan margins (0.07) Structural deposit margins 0.09 Fixed and variable deposit margins (0.04) Funding, liquidity & other (0.06) Q2-25 Banking NIM 2.22 • Loan margins: Customer rate less relevant risk-free rate. • Structural deposit margins: Customer rate less gross structural hedge yield. • Fixed and variable deposit margins: Customer rate less applicable swap rate or Bank Rate for fixed rate and variable rate deposits respectively. • Funding, liquidity & other: Mainly wholesale funding coupon less Bank Rate or SONIA, and income from the eligible liquidity pool.

Appendix 1 - Calculations continued 9 Santander UK Group Holdings plc Quarterly Management Statement Q2-25 RoTE Overview RoTE calculation H1-25 £m 2024 £m Annualised profit after tax 1,145 950 Phasing Adjustment 115 — Profit due to equity holders of the parent (A) 1,260 950 Average shareholders' equity 14,578 14,530 Less average AT1 securities (2,100) (2,148) Average ordinary shareholders' equity 12,478 12,382 Average goodwill and other intangible assets (1,530) (1,544) Average tangible equity (B) 10,948 10,838 RoTE (A/B) 11.5% 8.8% Phasing adjustment mainly relates to charges relating to the changes to our branch network and the Bank of England Levy. Appendix 2 - Interest rate risk The table below shows how our net interest income would be affected by a parallel shift (both up and down) applied instantaneously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. 12-month net interest income sensitivity1 30 June 2025 £m 31 December 2024 £m +100bps 127 166 -100bps (142) (200) Notes: 1. Based on modelling assumptions of repricing behaviour.

Appendix 3 - Mortgages 10 Santander UK Group Holdings plc Quarterly Management Statement Q2-25 Interest rate profile 30 June 2025 31 December 2024 Fixed rate 91% 90% Variable rate 6% 7% Standard Variable Rate (SVR) 2% 2% Follow on Rate (FoR) 1% 1% Average balance weighted LTV 30 June 2025 31 December 2024 Stock 51% 51% New Business 63% 64% London lending (new business) 62% 64% Borrower Profile 30 June 2025 31 December 2024 Home movers 41% 42% Remortgagers 28% 27% First-time buyers 22% 22% Buy-to-let 9% 9% Additional mortgage information 30 June 2025 31 December 2024 Proportion of mortgage internal transfers retained online 76% 77% Average loan size (stock)3 £197k £193k Average loan size (new business) £250k £246k Movement in mortgage lending £bn 1 January 2025 167.2 New business 10.6 Redemptions and repayments (10.6) 30 June 2025 167.2 Internal transfers of £15.1bn in H1-25. Internal transfers relate to current customers switching from one product to another. Notes: 1. Home movers include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. 2. Remortgagers are new customers who are taking a new mortgage with us. 3. Average initial advance of existing stock.

Appendix 4 - Capital

Regulatory capital requirements

Regulatory headroom	CET1 capital	UK leverage	Total capital	MREL
	£bn	£bn	£bn	£bn
Jun-25 position	10.0	12.0	13.9	23.5
Minimum requirement	7.5	10.6	11.1	19.6
Distance to MDA / excess	**2.5**	**1.4**	**2.8**	**3.9**

Regulatory headroom	CET1 capital	UK leverage	Total capital	MREL
	%	%	%	%
Jun-25 position	14.9	4.9	20.7	35.1
Minimum requirement	11.2	4.3	16.5	29.2
Distance to MDA / excess	**3.7**	**0.6**	**4.2**	**5.9**

Minimum requirement breakdown	CET1 capital	UK leverage	Total capital	MREL
	%	%	%	%
Pillar 1	4.5	—	8.0	—
Pillar 2A	2.2	—	4.0	—
Capital conservation buffer	2.5	—	2.5	2.5
Countercyclical capital buffer	2.0	0.7	2.0	2.0
Base leverage	—	3.3	—	—
Leverage (6.75% leverage)	—	—	—	24.7
Systemic (O-SII requirements for RFB)	—	0.3	—	—
Minimum Requirement	**11.2**	**4.3**	**16.5**	**29.2**

Distance to MDA/excess for CET1 capital, total capital and MREL ratios are measured on HoldCo requirements and exclude a 1.0% RFB systemic buffer.

Movement in CET1 capital ratio

Movement in CET1 Capital Ratio	%
1 January 2025	**14.8**
Profit	0.8
Dividends and AT1 coupons	(0.5)
Expected loss less provisions and pension	(0.1)
RWA and other	(0.1)
30 June 2025	**14.9**

Dividends remain subject to Board confirmation and regulatory notification.

Quarterly Management Statement Q2-25 11 Santander UK Group Holdings plc

Appendix 5 - Funding

Wholesale funding	30 June 2025	31 December 2024
	£bn	£bn
Medium term funding	47.0	44.6
Capital instruments	4.3	4.3
Short term funding	7.9	7.2
Total	**59.2**	**56.1**

Of which:

Medium term funding	30 June 2025	31 December 2024
	£bn	£bn
TFSME	8.6	11.0
Covered bonds	19.1	17.4
RMBS and ABS	4.8	3.9
Senior unsecured issuance from Santander UK plc	3.4	1.7
Senior unsecured issuance from Santander UK Group Holdings plc	11.1	10.6
Total	**47.0**	**44.6**

Capital instruments	30 June 2025	31 December 2024
	£bn	£bn
Subordinated debt	2.2	2.2
AT1	2.1	2.1
Total	**4.3**	**4.3**

2025 issuance overview

Medium term funding overview	H1-25	2025 expected issuances
	£bn	£bn
Covered bonds	2.7	3.5 to 4.0
RMBS and ABS	1.0	1.5 to 2.0
Senior unsecured issuance from Santander UK plc	1.9	2.0 to 3.0
Senior unsecured issuance from Santander UK Group Holdings plc	1.0	2.0 to 2.5
Total	**6.6**	**9.0 to 11.5**

2025 expected issuances includes H1-25 issuances. H1-25 issuance figure does not include £750m RMBS issuance completed in Jul-25. £500m AT1 issued in Feb-25 was fully subscribed by Banco Santander.

Quarterly Management Statement Q2-25 12 Santander UK Group Holdings plc

Appendix 6 - Balance sheet 13 Santander UK Group Holdings plc Quarterly Management Statement Q2-25 Balance sheet information Assets 30 June 2025 £bn 31 December 2024 £bn Customer loans 198.1 197.9 Loans to JVs, accrued interest, ECL and other 5.5 5.0 Loans and advances to customers 203.6 202.9 Cash at central banks 37.2 33.1 Reverse repurchase agreements 11.4 10.3 Other financial assets 13.9 15.2 Other assets - non-interest earning 6.5 5.6 Total assets 272.6 267.1 Liabilities and Equity 30 June 2025 £bn 31 December 2024 £bn Customer deposits 184.2 183.4 Deposits from JVs, accrued interest and other 2.3 2.4 Deposits by customers 186.5 185.8 Financial liabilities at amortised cost 58.0 54.0 Repurchase agreements 7.6 8.6 Other liabilities - non-interest bearing 5.4 4.6 Total liabilities 257.5 253.0 Shareholders' equity 15.1 14.1 Total liabilities and equity 272.6 267.1

Appendix 7 - Banco Santander’s acquisition of TSB from Sabadell 14 Santander UK Group Holdings plc Quarterly Management Statement Q2-25 On 1 July 2025, Banco Santander announced that it reached an agreement to acquire 100% of TSB from Sabadell, with a valuation of £2.65bn in an all- cash transaction. Completion of the transaction is expected to occur in the first quarter of 2026. The transaction remains subject to regulatory approvals and Sabadell shareholder approval. TSB is a well-established UK retail bank with a nationwide network of 175 branches and outlets, and a growing digital presence. It serves approximately 5 million customers, primarily in the personal and small business segments, with £34bn in mortgages (2% market share in the UK) and £35bn in deposits. The acquisition further strengthens Banco Santander’s position in one of its core markets, expanding its customer base and lending capacity across the UK. Banco Santander intends to integrate TSB in the Santander UK group. Santander UK would become the third largest bank in the country by personal current account balances and number four in mortgages1. The integration would be subject to regulatory and other approvals. When combined, the two banks would serve nearly 28 million retail and business customers nationwide, giving TSB customers access to Banco Santander’s international network and allowing them to benefit from Banco Santander’s leading technology platforms. Proven integration capability Banco Santander is one of the largest international investors in the UK financial services industry, having successfully acquired and integrated Abbey National plc in 2004 and both Alliance & Leicester plc and the Bradford & Bingley savings business in 2008. It has a proven track record in successful banking platform migrations. By integrating technology across Santander UK and TSB, Banco Santander expects to unlock substantial operational efficiencies and support long-term profitability through a simplified, scalable digital banking model. We are fully committed to ensuring a seamless integration, by leveraging our market leading technology and significant experience. Maintaining the highest levels of service for customers across both banks will be a key priority and we will support all colleagues through the transition, as we invest in building a stronger bank for the future. Notes: 1. Banco Santander industry analysis using latest public data available on 1 July 2025.

15 Santander UK Group Holdings plc Quarterly Management Statement Q2-25 Appendix 8 - Payment Protection Insurance claim AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities, known as Financial Insurance Company Ltd (FICL) and Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) brought a claim against (i) Santander Cards UK Limited (formerly known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander SA subsidiary) (SISUK, and together with GECB, the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL. Trial for this claim was held over five weeks beginning on 11 March 2025. On 25 July 2025, the Commercial Court of England and Wales handed down its judgment in relation to the claim brought by AXA France (the Judgment1). It found against SISUK in relation to AXA France’s claim pursuant to an indemnity in an agency agreement entered into between GECB, FICL and FACL in 2000 and novated by GECB to SISUK in 2010. It also found GECB negligent in the sale of PPI policies, but this element of the claim was time barred to PPI policies sold in the period between 2002 and 2005 and overlaps with the indemnity claim. The order related to the Judgment requires SISUK to pay the amount of the Judgment plus interest by 15 August 2025. There remains a present obligation on the Santander UK Group in respect of certain costs. The Santander Entities disagree with the outcome. Following the Commercial Court’s refusal of SISUK’s application for permission to appeal, SISUK will seek permission directly from the Court of Appeal. While in light of the available legal actions there remains the possibility of a different outcome in relation to the claim which could affect the Santander UK group’s exposure, Santander UK has already recognised a provision which represents its best estimate of the obligation in respect of costs and no additional economic outflow is expected in respect of the Judgment against SISUK. Given the intended appeal, further disclosure of the provision is considered seriously prejudicial. There was no material impact of the Judgment on the H1-25 consolidated financial results of Santander UK and Santander UK plc and no material impact on the Santander UK and Santander UK plc consolidated CET1 ratios at 30 June 2025. No customers have suffered loss as a consequence of the claim brought by AXA France or the Judgment, nor does it impact upon past redress paid to customers for PPI complaints. Appendix 9 - Other Retail NPS Our customer experience research was subject to independent third party review. We measured the main banking NPS of 17,212 consumers on a six month basis using a 11-point scale (% Top 2 – % Bottom 7). The reported data is based on the six months ended 30 June 2025, and the competitor set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest Group (NatWest & RBS) and TSB. Jun-25: NPS ranked 4th for Retail, we note a margin of error which impacts those from 3rd to 6th and makes their rank statistically equivalent. Dec-24: NPS ranked 5th for Retail, we note a margin of error which impacts those from 2nd to 6th and makes their rank statistically equivalent. Retail NPS will be our main customer service metric moving forward due to the significance of the retail business to our overall performance. Business and Commercial NPS will no longer be reported. Notes: 1. The Judgment in its entirety can be found here: https://www.judiciary.uk/wp-content/uploads/2025/07/AXA-France-v-Santander-Cards-UK.pdf

16 Santander UK Group Holdings plc Quarterly Management Statement Q2-25 List of abbreviations ABS Asset-Backed Securities AT1 Additional Tier 1 Banco Santander Banco Santander, S.A. Banking NIM Banking Net Interest Margin BBLS Bounce Back Loan Scheme BTL Buy-To-Let CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-to-Income Ratio CRE Commercial Real Estate ECL Expected Credit Losses FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HoldCo Holding Company (Santander UK Group Holdings plc) HPI House Price Index IFRS International Financial Reporting Standards LCR Liquidity Coverage Ratio LDR Loan-to-Deposit Ratio LTV Loan-To-Value MDA Maximum Distributable Amount n.a. Not applicable NPS Net Promoter Score NSFR Net Stable Funding Ratio O-SII Other Systemically Important Institutions PRA Prudential Regulation Authority RFB Ring-fenced Bank RoTE Return on Tangible Equity RMBS Residential Mortgage-Backed Securities RWA Risk-Weighted Assets Sabadell Banco de Sabadell, S.A. Santander UK Santander UK Group Holdings plc SVR Standard Variable Rate TFSME Term Funding Scheme with additional incentives for SMEs TSB TSB Banking Group plc UK United Kingdom

17 Santander UK Group Holdings plc Quarterly Management Statement Q2-25 Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves its customers via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalisation. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander has a listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. Contacts Martin McKinney Head of Funding, Asset Rotation and Investor Relations ir@santander.co.uk Stewart Todd Head of Communications and Responsible Banking mediarelations@santander.co.uk Basis of presentation The information in this statement is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2024 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This statement provides a summary of the unaudited business and financial trends for the six months ended 30 June 2025 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2024. Disclaimer Santander UK Group Holdings plc (Santander UK) and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections, and Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward-looking statements on page 242 of the Santander UK Group Holdings plc 2024 Annual Report on Form 20-F filed with the SEC on 7 March 2025. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC By: / s / Angel Santodomingo Name: Angel Santodomingo Title: Chief Financial Officer Dated: 30 July 2025